William E. Carlson	Shapiro Sher Guinot & Sandler
Direct Phone 410.385.4205	250 West Pratt Street
Email: wec@shapirosher.com	Suite 2000
Baltimore, Maryland 21201-3147
Telephone: 410.385.0202
Facsimile: 410.539.7611
shapirosher.com

July 28, 2016

Ken Ellington, Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation
March 31, 2015 - 10-Q - Filed June 2, 2016
December 31, 2014 - 10-K – Filed April 15, 2015

Dear Mr. Ellington:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management on June 30, 2016, relating to the quarterly report on Form 10-Q for the quarterly period ended March 31, 2015 (“10-Q”) filed June 2, 2016 and the annual report on Form 10-K for the fiscal year ended December 31, 2014 (“10-K”) filed on April 15, 2015 on behalf of Princeton Capital Corporation (“Princeton Capital” or “Company”). For convenience of reference, the comments of the staff have been reproduced herein in summary form.

March 31, 2015 – 10-Q Comments:

1.	Instead of disclosing the investment of U.S. Treasury Bills in the Statements of Assets and Liabilities, such investments should be included in the Schedule of Investments, in accordance with Section 12-12 of Regulation S-X.

RESPONSE: The Company confirms that it will disclose U.S. Treasury Bills in the Schedule of Investments and not in the Statements of Assets and Liabilities in all future filings in accordance with Section 12-12 of Regulation S-X.

2.	Please add a line item to the Statements of Assets and Liabilities for Commitments and Contingencies with a parenthetical reference to Note 8, in accordance with Section 6-04.15 of Regulation S-X.

RESPONSE: The Company confirms that it will add a line item for Commitments and Contingencies with a parenthetical reference to Note 8 in all future filings in accordance with Section 6-04.15 of Regulation S-X.

3.	Referring to the September 2013 IM Guidance Update (2013-07), under the heading “Portfolio Investment Classification” under Note 2 of the 10-Q, please explain whether and, if so, how the Company performed an analysis as to whether disclosure under Regulation S-X, Rules 3-09 and 4-08(g) should be applied to the Company’s subsidiaries, in accordance with IM Guidance Update (2013-07).

RESPONSE: As of March 31, 2015, the Company had no single majority owned control investment that represented greater than 20% of its total investments. Additionally, none of the income generated from any majority owned control investments was greater than 20% of its total income and the total assets of the majority owned control investments did not represent greater than 20% of the Company’s total assets. However, after performing the investment test on the control investments, which are not majority-owned by the Company, it was determined that the Company’s investment in Rockfish Seafood Grill, Inc. represented greater than 10% of the Company’s total assets. As such, Rockfish Seafood Grill, Inc. was considered a significant subsidiary at the 10% level as of March 31, 2015 in accordance with Rule 4.08(g).

The following tables shows the summarized financial information for Rockfish Seafood Grill, Inc. (numbers in thousands):

As of March 31, 2015
Balance Sheet
Current Assets	$27
Noncurrent Assets	4,954
Current Liabilities	2,130
Noncurrent Liabilities	10,402

Three Months Ended March 31, 2015
Income Statement
Net Revenue	$5,836
Gross Profit	3,951
Net Income (Loss)	(348)

The Company confirms that it will disclose in the footnotes to the financial statements in all future filings information related to the Company’s subsidiaries under Regulation S-X, Rules 3-09 and 4-08(g) and in accordance with IM Guidance Update (2013-07).

4.	Under the heading “Federal and State Income Taxes” under Note 2 of the 10-Q, please state the following amounts based on cost for Federal income tax purposes: (a) the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or deprecation, and (d) the aggregate cost of securities for Federal income tax purposes, as required by footnote 8 of Section 12-12 of Regulation S-X.

RESPONSE: Under the heading “Federal and State Income Taxes” under Note 2 of the 10-Q for the period ending March 31, 2015, the Company discloses that it does not believe that it will meet the qualifications of a Regulated Investment Company (“RIC”) for the 2015 tax year. The Company further believes that the disclosures required by footnote 8 of Section 12-12 of Regulation S-X only apply to RICs and therefore were not required to be disclosed in the March 31, 2015 10-Q filing. The Company intends to qualify as RIC for future tax periods and confirms that it will disclose these amounts during all related period filings as required by footnote 8 of Section 12-12 of Regulation S-X.

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5.	Please disclose the amount of any capital loss carry forwards and their respective expiration dates under Note 5 of the 10-Q.

RESPONSE: The Company does not have any capital loss carry forwards from 2014. The Company confirms that it will disclose capital loss carry forwards in all future filings.

6.	Please disclose whether the Company had any transfers between Level 1, Level 2, or Level 3 securities during the period under Note 5 of the 10-Q.

RESPONSE: The Company did not have any transfers between Level 1, Level 2, or Level 3 securities during the period ending March 31, 2015 and will continue to make these disclosures on all future filings.

7.	Please explain why the Company did not include a chart under Note 5 of the 10-Q showing the quantitative information about significant unobservable inputs used in the fair value measurements for Level 3 investments as set forth in Section 820-10-50-2 of the FASB Accounting Standards Codification.

RESPONSE: As disclosed on page 12 of our 10-Q, the investments were valued as of March 31, 2015 using the transaction price of those assets on March 13, 2015. There were no significant unobservable inputs used in the fair value measurements for Level 3 investments during the period ending March 31, 2015. The Company will include a chart of significant unobservable inputs used in the valuations of the Company’s portfolio investments in all future filings.

8.	Under Note 8 of the 10-Q, please list each unfunded commitment separately by portfolio company or borrower and confirm that unfunded commitments are accounted for in accordance with ASC 820 (unfunded commitments at fair value) (see AICPA expert panel minutes from January 2006 “Financial Statement Review Comments”).

RESPONSE: The Company only has one unfunded commitment to one portfolio company. This unfunded commitment is to Rockfish Seafood Grill, Inc. in the amount of $199,000 as disclosed on page 21 of the 10-Q. All unfunded commitments are accounted for in accordance with ASC 820. The Company will list each unfunded commitment by portfolio company in all future filings.

9.	Please explain to us and represent to us that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

RESPONSE: The Company represents that it maintains sufficient assets to provide adequate cover to allow it to satisfy its only unfunded commitment in the amount of $199,000.

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December 31, 2014 – 10-K Comments:

10.	The SEC Staff noted that the Company has not filed a number of reports, including its quarterly report for the period ended June 30, 2015, quarterly report for the period ended September 30, 2015, annual report for the fiscal year ended December 31, 2015 and quarterly report for the period ended March 31, 2016. Please explain why these reports have not been filed.

RESPONSE: On March 13, 2015, the Company completed the acquisition of the investment portfolio and certain other assets of Capital Point Partners, L.P. and Capital Point Partners II, L.P. (the “Acquisition”). The Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 could not be filed within the prescribed time period due to delays experienced in finalizing the accounting for the Acquisition. On June 19, 2015, as previously disclosed, the Company dismissed Boulay PLLP as its independent registered audit firm and engaged Crowe Horwath LLP (“Crowe Horwath”) as its new independent registered audit firm, effective the same date. Crowe Horwath required additional time to conduct their review of the Acquisition. For these reasons the Company could not complete the filing of its quarterly report on Form 10-Q for the quarter ended June 30, 2015 within the prescribed time period without unreasonable effort and expense. On or about September 9, 2015, Capital Link Fund I, LLC, a Delaware limited liability company, CT Horizon Legacy Fund, LP, a Delaware limited partnership, Capital Point Partners, LP, a Delaware limited partnership, and Sema4, Inc., a Massachusetts corporation (collectively, the “Plaintiffs”) filed a lawsuit, captioned Capital Link Fund I, LLC, et al. v. Capital Point Management, LP, et al., C.A. No. 11483-VCN (the “Litigation”), in the Delaware Court of Chancery against certain defendants including the Company, seeking, among other things, to rescind the transfer of certain assets to the Company that were transferred pursuant to the Acquisition. On October 19, 2015, as previously disclosed, Crowe Horwath resigned as the Company’s independent public accounting firm, effective the same date. The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 could not be filed within the prescribed time period due to delays experienced in defending itself in the Litigation and the resignation of Crowe Horwath as the Company’s independent public accounting firm. On January 19, 2016, as previously disclosed, the Plaintiffs and certain settling defendants, including the Company, entered into a Settlement Agreement in regards to the Litigation. On March 15, 2016, as previously disclosed, the Company engaged WithumSmith&Brown, PC (“WithumSmith”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2015 and to perform procedures related to the financial statements included in the Company’s quarterly reports on Form 10-Q, beginning with the quarter ended March 31, 2015. The Company and WithumSmith are working diligently to complete the past due Form 10-Q’s and Form 10-K.

11.	The SEC Staff noted that a Form 12b-25 was not filed for the quarterly report for the period ended September 30, 2015. Please ensure that any time a filing is going to be late, a Form 12b-25 will be filed.

RESPONSE: The Company confirms that each time the Company fails to make a timely filing, the Company will file a Form 12b-25 notifying the SEC of the late filing.

12.	Under the Schedule of Investments beginning on page 75 of the 10-K, please identify each holding that is non-qualifying under Section 55(a) of the Investment Act of 1940 and in a footnote briefly explain the significance of non-qualification as required by Instruction 1(b) of Item 8.6 of Form N-2.

RESPONSE: The Company’s only non-qualifying holding under Section 55(a) of the Investment Act of 1940 is its holding in Rampart Detection Systems. Rampart Detection Systems does not meet the definition of an eligible portfolio company because its principal place of business is in British Columbia, Canada. The Company will identify and provide an indication and footnote explaining the significance of non-qualification in all future filings.

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13.	Under the Schedule of Investments beginning on page 75 of the 10-K, please disclose the total percentage of non-qualifying assets. If all of the assets are qualifying assets, please disclose this as well.

RESPONSE: The Company’s only non-qualifying holding is Rampart Detection Systems. The total percentage of non-qualifying assets as of December 31, 2014 is 0.26%. The Company will disclose this percentage in all future filings.

14.	Under the Schedule of Investments beginning on page 75 of the 10-K, please disclose whether any of the investments are illiquid, and if so, please disclose the illiquid investments and in a footnote to the Schedule of Investments, disclose the percentage of investments that are illiquid.

RESPONSE: The Company’s investments in the Neuralstem Warrant, Rampart Detection Systems and Princeton Capital Corporation are illiquid. The total percentage of illiquid investments as of December 31, 2014 is 33.44%. The Company will disclose all illiquid investments and percentage of investments that are illiquid in all future filings.

15.	Under the Schedule of Investments beginning on page 75 of the 10-K, please disclose whether all of the investments are income producing. If not, please identify the non-income producing investments on the Schedule of Investments (see Footnote 5 to Section 12-12 of Regulation S-X).

RESPONSE: As the SEC Staff noted during its oral comments, the Company identified the non-income producing investments in the March 31, 2015 10-Q and will continue to do so in all future filings.

16.	As of December 31, 2014, the Company was a wholly owned subsidiary of Regal One Corporation. Please discuss whether the Company will consolidate the assets of the wholly owned entity (Please explain the process of consolidation).

RESPONSE: At December 31, 2014, the Company had no assets or liabilities. The Company was a shell company acquired for the purpose of the merger that occurred on March 13, 2015.

17.	Please identify which of the Company’s investments are control investments, affiliated investments and non-affiliated investments.

RESPONSE: As the SEC Staff noted during its oral comments, the Company identified which of the Company’s investments are control investments, affiliated investments and non-affiliated investments in the March 31, 2015 10-Q and will continue to do so in all future filings.

18.	Under the Schedule of Investments beginning on page 75 of the 10-K, please comply with the requirements of Section 12-14 of Regulation S-X for all of the Company’s affiliated investments.

RESPONSE: For the period ending December 31, 2014, the Company did not have any investments in or advances to affiliates. The Company will include the requirements of Section 12-14 of Regulation S-X in all future filings when it applies.

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19.	Under Statements of Financial Highlights on Page 80 of the 10-K, please disclose the ratio of expenses to average net assets, the ratio of net income to average net assets, and the portfolio turnover rate as required by Item 4(1) of Form N-2 and ASC 946-205-50.

RESPONSE: The ratios as required by Item 4(1) of Form N-2 and ASC 946-205-50 for the period ending December 31, 2014 are as follows:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(audited)	(audited)	(audited)	(audited)	(audited)
Raito/Supplemental Data:
Net assets at end of period	$462,022	$1,025,493	$317,502	$369,642	$1,501,610
Average net assets	$743,758	$671,498	$343,572	$935,698	$1,568,610
Annualized ratio of net operating expenses to average net assets	35.2%	16.6%	35.6%	13.7%	10.5%
Annualized ratio of net investment loss to average net assets	35.2%	16.6%	35.6%	13.7%	6.5%
Annualized ratio of net operating expenses excluding management fees, incentive fees, and interest expense to average net assets	35.2%	16.2%	34.6%	13.5%	6.5%
Annualized ratio of net increase (decrease) in net assets resulting from operations to average net assets	(75.8)%	105.4%	(15.2)%	(120.9)%	(8.5)%
Portfolio Turnover	31.2%	14.7%	17.9%	3.8%	4.4%

The Company confirms that it will disclose the required ratios under Statements of Financial Highlights in all future filings.

20.	Under Note 1 of the 10-K, please disclose the Company’s policy on Securities Transactions (see Auditors Guide of Investment Companies, Paragraph 7-224).

RESPONSE: The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are accreted and amortized over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the Company’s understanding of the applicable country’s tax rules and rates. The Company confirms that it will disclose in the footnotes to the financial statements its policy on Securities Transactions in all future filings.

21.	Under Note 9 of the 10-K, please disclose in correspondence the accounting for the reverse acquisition and the GAAP literature that supports the accounting.

RESPONSE: Subsequent to the filing of the December 31, 2014 10-K, the Company performed an analysis of the accounting treatment regarding the assets acquired from Capital Point Partners, LP & Capital Point Partners II, LP. The Company’s conclusion was that the transaction was accounted for as an asset acquisition and not as a business combination.

22.	Under Note 9 of the 10-K, the Company states that CPP’s historical financial statements would be treated as the financial statements of the surviving corporation. The SEC Staff received an e-mail from Gregory Cannella, CFO of the Company on August 13, 2015 that said the Company’s historical financial information and performance will be that of Regal One Corporation. Please describe in correspondence to the SEC Staff which entity will be the accounting and performance survivor.

RESPONSE: Regal One Corporation will be the accounting and performance survivor for the Company.

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23.	Under Item 10 of the 10-K, please provide the address for each Director and Officer of the Company as required by Item 18(1) of Form N-2.

RESPONSE: At the time of the filing of the 10-K, the address for each Director and Officer of the Company was One Riverway, Suite 2020, Houston Texas 77056. The Company will provide this information in all future filings as required by Item 18(1) of Form N-2.

24.	As of March 13, 2016, the Company’s website still indicated the 2013 Annual Report as the most recent annual report of the Company, please update the Company’s website to include the most recent annual report.

RESPONSE: As the SEC Staff noted in its oral comments, the Company has updated its website to include the December 31, 2014 10-K and will continue to keep the website up to date moving forward.

25.	In the Company’s Form 10-K for the fiscal year ended December 31, 2013, the Company disclosed that management concluded its Internal Control over Financial Reporting was not effective as of December 31, 2013 and that the Company has not established adequate financial reporting monitoring activities to mitigate the risk of management override. Specifically, the lack of segregation of duties (i.e., one officer/employee overseeing the entire finance department). Please disclose what corrective actions were taken to address these deficiencies and explain why these actions were not disclosed in the Company’s 10-K for the fiscal year ended December 31, 2013 or in the Company’s 10-K for the fiscal year ended December 31, 2014.

RESPONSE: On page 31 of the March 31, 2015 10-Q and under Item 4(b), the Company discloses the changes and corrective actions that were taken to address deficiencies under previous management. In the Company’s 10-K for the fiscal year ended December 31, 2013 these actions were not disclosed as they had not occurred yet as of the date that the 10-K was filed. In the Company’s 10-K for the fiscal year ended December 31, 2014, these actions were disclosed on page 92 under Item 9A(b).

In submitting this Correspondence Filing, Princeton Capital acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings do not foreclose the Commission from taking any action with respect to the filings and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William E. Carlson
William E. Carlson

cc:	Munish Sood, Chief Executive Officer
Gregory J. Cannella, Chief Financial Officer

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